

August 27, 2013

Via E-Mail
Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

> **Re:** **Vale S. A.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **Response dated August 14, 2013**
> **File No. 001-15030**

Dear Mr. Pires:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page F-12

5. Major acquisitions and divestitures, page F-19

1. We note your response to comment three of our letter dated July 10, 2013 and it appears to us that you believe the fiscal 2012 adjustment to the tax basis of the assets was the result of the fiscal 2010 acquisition with a third party; it could not be recognized until the legal merger took place during fiscal 2012, but it was not the legal merger that resulted in the adjustment in the tax basis. Please advise us of the following:

   - Confirm our understanding that the fiscal 2010 acquisition and the fiscal 2012 legal merger were two separate and distinct transactions; and that the tax basis would not have changed in fiscal 2012 without the legal merger taking place.

- Further explain to us why you believe that it was not the fiscal 2012 legal merger of Vale Fertilizantes into Naque that resulted in the adjustment in the tax basis. In this regard, it appears to us that the legal merger transaction "resulted in increasing the tax basis of the acquired assets, eliminating the differences between the financial reporting amounts and tax basis" and that "the change in tax basis…was only recognized for tax purposes at the time of the legal merger."

2. We note in your response under the third bullet point of comment three of our letter dated July 10, 2013 that the guidance in ASC 740-20-45-11(g) deals with all changes in tax bases of assets and liabilities as a result of transactions among or with shareholders, but that this was not a transaction among or with shareholders. Given that the fiscal 2012 legal merger transaction was a reorganization of entities under common control; and that this transaction resulted in increasing the tax basis of the previously acquired assets and eliminating the differences between the financial reporting amounts and tax basis, please further explain to us why you believe the legal merger was not a transaction among or with shareholders and why the guidance in ASC 740-20-45-11(g) does not apply to the change in tax basis resulting from the legal merger.

3. We note in your response under the third bullet point of comment three of our letter dated July 10, 2013 that you do not believe paragraphs 270-272 of FAS 109, by analogy, are applicable to the Company's specific fact pattern as those paragraphs of FAS 109 discuss a pooling of interest – i.e., not a change in book basis but a change in tax basis. Given that the fiscal 2012 legal merger transaction was a reorganization of entities under common control; and that this transaction resulted in increasing the tax basis of the previously acquired assets and eliminating the differences between the financial reporting amounts and tax basis, please further explain to us why the guidance in paragraphs 270-272 of FAS 109, by analogy, are not applicable to the change in tax basis resulting from the legal merger.

12. Assets and liabilities held for sale, page F-26

4. We note your response to comment five of our letter dated July 10, 2013. We further note in footnote seven to your June 30, 2013 financial statements provided in the Form 6-K furnished on August 8, 2013 that, during the second quarter of fiscal 2013, the Company concluded the Araucária disposal transaction that was previously classified as held for sale. Please advise us of the following:

- Clarify whether the $298 million of net assets held for sale as of December 31, 2012 represents the carrying amount or the fair value less cost to sell.

- Tell us whether any gains or losses were recognized in fiscal 2012 accordance with ASC 360-10-35-40 and, if so, tell us how you considered the requirements of ASC 205-20-50-1(b), 360-10-50-2 and 360-10-50-3.

- Finally confirm to us that in future filings you will clearly disclose (1) the effects resulting from both the working capital adjustments and the intercompany payables owed by Araucária, as described in your response; and (2) any gains or losses recognized in accordance with ASC 360-10-35-40 or ASC 360-10-40-5, as applicable.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining